UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Salomon Brothers Municipal Partners Fund II

(Name of Issuer)

Common Stock

(Title of Class of Securities)

794918102 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 7949181802

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Wilby
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 115,002.12
6. Shared Voting Power 187,571.13
7. Sole Dispositive Power 115,002.12
8. Shared Dispositive Power 187,571.13

9.	Aggregate Amount Beneficially Owned by Each Reporting Person. 302,573.25
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.00%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer

The Salomon Brothers Municipal Partners Fund II Inc (“Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices

300 First Stamford Place, 4th Floor

Stamford, Connecticut 06902

Item 2.	(a)	Name of Person Filing

Peter Wilby

	(b)	Address of Principal Business Office or, if none, Residence

399 Park Avenue, 4th Floor, New York, NY 10022

	(c)	Citizenship

United States

	(d)	Title of Class of Securities

Common Stock, par value $.001 per share (“Common Stock”)

	(e)	CUSIP Number

7949181802

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

302,573.25 shares of Common Stock

(b) Percent of class:

Peter Wilby beneficially owns slightly in excess of 5.00% of all of the outstanding shares of Common Stock. Mr. Wilby’s beneficial ownership increased to more than 5.00% of the outstanding shares of Common Stock at the end of December 2004, as a result of his participation in the Issuer’s Dividend Reinvestment Plan (“DRP”) which, is available to all shareholders of the Issuer. Other than purchases pursuant to the DRP that were made on Mr. Wilby’s behalf and at the direction of the Issuer’s transfer agent, Mr. Wilby effected no transactions in the Common Stock of the Issuer for a period of more than 12 months prior to the date on which his beneficial ownership in the Issuer first exceeded 5.00%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 115,002.12.

(ii) Shared power to vote or to direct the vote 187,571.13.

(iii) Sole power to dispose or to direct the disposition of 115,002.12.

(iv) Shared power to dispose or to direct the disposition of 187,571.13.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 7, 2005

Date

/s/ Peter Wilby

Signature

Peter Wilby